FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month of September 2004

NEXUS TELOCATION SYSTEMS LTD.
(Translation of registrant’s name into English)

1 Korazin Street, Givatayim 53583, Israel
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        On June 27, 2004, we announced the completion of our purchase of all of the shares of Pointer (Eden Telecom Group) Ltd (“Pointer”). The financial results for the year ended December 31 2003 of Pointer as well as the report of its independent auditors, are included as a part of this report on Form 6-K.

        The financial statements of Pointer for the year ended December 31, 2003 have been audited by Kost Forer Gabbay & Kasierer, which is a member of Ernst & Young Global, independent public accountants.

        This report also contains our unaudited pro forma condensed consolidated statements of operations to give effect to the acquisition of Pointer as if such acquisition had occurred as of January 1, 2003 by combining our historical Statements of Operations and the historical Statements of Operations of Pointer for the year ended December 31, 2003.

        This report on Form 6-K is being incorporated by reference into all effective registration statements filed by us under the Securities Act of 1933.

INDEX

Item 1.	Financial Statements of Pointer (Eden Telecom Group) Ltd. as of December 31, 2003

Item 2.	Unaudited pro forma condensed consolidated statements of operations of Nexus Telocation Systems Ltd.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 23, 2004	NEXUS TELOCATION SYSTEMS LTD. BY: /S/ Ronen Stein —————————————— Ronen Stein Chief Financial Officer